Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change November 16, 2007
Item 3	News Release The news release dated November 16, 2007 was disseminated through Marketwire using several broad distribution networks in North America and the United Kingdom.
Item 4

Summary of Material Change

Silver Standard Resources Inc. (“Silver Standard”) and Esperanza Silver Corporation announced that Silver Standard has delivered an initial resource estimate for the Ayelén Vein on the companies’ joint venture property in Peru.  Ayelén is one of numerous veins found to date on the property.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated November 16, 2007.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 16th day of November, 2007

November 15, 2007

NEWS RELEASE

San Luis’ Initial Resource Estimate; Nearby Porphyry-Style Base-Metal Discovery

Vancouver, BC:  Silver Standard Resources Inc. (NASDAQ: SSRI; TSX: SSO) and Esperanza Silver Corporation (TSX.V: EPZ) today reported that Silver Standard has delivered an initial resource estimate for the Ayelén Vein on the companies’ joint venture property in Peru.  Ayelén is one of numerous veins found to date on the property.

In addition, the companies report the discovery of significant porphyry-style base metal mineralization six kilometers southeast of the Ayelén Vein.

Ayelén Vein Resource Summary – November 2007

Category	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)	Silver Grade (oz/ton)	Gold Grade (oz/ton)	Contained Gold (ounces)	Contained Silver (ounces)	Gold- Equivalent (ounces)
Measured	41,400	483.4	21.57	14.1	0.63	28,700	643,000	42,000
Indicated	632,500	318.8	11.63	9.3	0.34	236,500	6,483,000	366,000
Measured and Indicated	673,900	328.9	12.24	9.6	0.36	265,200	7,126,000	408,000
Inferred	14,600	282.4	9.33	8.2	0.27	4,400	132,000	7,000
Gold-equivalent ounces assume a 50:1 silver-to-gold price ratio.

Resources were estimated in a 3 meter by 3 meter by 3 meter block model using the inverse distance squared algorithm and tabulated using a silver cut-off grade of 40 grams per tonne.  The database contained 900 individual samples which were combined into 876 one-meter composites.  It was prepared by Doug Blanchflower, P.Geo., an independent qualified person, as defined by Canada's National Instrument 43-101.

Underground Exploration Program Being Permitted

Silver Standard, as joint venture operator, is in the final stages of preparing an application for permits to begin an underground exploration program targeting the Ayelén Vein, including further drilling.  This underground work will determine the continuity of precious metal mineralization and form the basis of an updated resource and feasibility study.

Exploring for Other High-Grade Structures

Exploration continues on other known quartz veins in the vicinity of Ayelén to identify additional high-grade structures.  This work will consist of prospecting, geological mapping and geophysical studies followed by drilling.  Recent field work has identified several other vein structures on the 25,000-hectare property.  These will be systematically sampled and, if warranted, drilled in the coming field campaign starting in 2008.

Early Feasibility Study Planned

Silver Standard has announced that a feasibility study for the development of Ayelén is expected to begin in early 2008.  Preliminary metallurgical test work using conventional hydrometallurgical processing has yielded recoveries of 90% for gold and 80% for silver.  Additional studies are underway to optimize recovery rates.

BP Zone - A New Base Metal Discovery

As a result of ongoing property-wide exploration, the joint venture earlier this year identified a large alteration zone covering 12 square kilometers, now called the BP Zone.  This area lies approximately six kilometers southeast of the Ayelén Vein (see attached map).  It is contained within the joint venture property and represents a separate area of mineralization distinct from the Ayelén area of known epithermal vein mineralization.

The BP Zone was originally recognized through alteration mapping and stream sediment geochemistry.  A follow-up program identified large areas where surface grab samples yielded significant base metal (up to 2.2% copper and 11% zinc) and precious metal anomalies.  The program was followed by a detailed geophysical study over the area which yielded numerous other anomalies.

The area is characterized by mineralized hydrothermal breccias with identified outcrop dimensions of approximately 250 by 450 meters.  The breccia contains pervasively altered fragments of volcanic rock with a sulfide bearing matrix.  The rock chip sampling determined areas of distinct, yet overlapping, copper, zinc and lead mineralization within this zone.  Anomalous silver and gold was also found.

Drilling Encounters Porphyry-Style Mineralization

At the end of this year’s drill program, four diamond drill holes tested a number of geophysical anomalies that are coincident with the BP Zone.  Noteworthy results include:

•
Drill hole SL-131 was drilled within the outcrop area of hydrothermal breccia and from surface encountered 45 meters containing 0.53% copper, 62.7 grams per tonne silver, 0.02 grams per tonne gold, 0.11% lead and 0.10% zinc.

•
Drill hole SL-130 was drilled approximately 300 meters northwest of the outcropping breccias and was designed to test a geophysical anomaly.  This hole encountered a 54-meter section of hydrothermal breccia containing 0.11% copper and anomalous silver, gold, lead and zinc.  This intersection possibly expands the area of the known mineralized breccia or indicates the presence of multiple breccia bodies.

•
Drill holes SL-132 and SL-133 were drilled west and southwest respectively of the outcropping breccia and were designed to test additional geophysical anomalies.  Although there was porphyry-style alteration they did not yield significant metal values.

Aggressive Drill Program in 2008

Extensive rock alteration and the hydrothermal breccias, as found both at surface and in the drill holes in the BP Zone, are indicative of a porphyry-style environment and potential associated mineralization.  Silver Standard is finalizing drill permits to allow full access to the BP Zone and is planning an aggressive drill campaign on completion of permitting.

Joint Venture Interests

Silver Standard holds a 55% interest in the San Luis joint venture and Esperanza holds 45%.  Silver Standard has elected to increase its interest in the joint venture to 70% by funding costs required to complete a feasibility study.  Thereafter, Silver Standard has the right to increase its interest to 80% by funding the property through to production.

About Silver Standard

Silver Standard Resources Inc. is a well-financed silver resource company that continues to seek growth through exploration and development of its own silver projects.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies.  Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico.  It has other exploration interests in Peru, Mexico and Bolivia.  The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

QUALIFIED PERSON:

Kenneth C McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program.  He has verified the data disclosed in this news release, including sampling, analytical and test data.  Field work has been conducted by joint-venture personnel under his supervision.  All samples were submitted to ALS Chemex in Lima, Peru for analysis.

For silver, initial analysis was completed using four-acid digestion with an ICP finish.  For samples over 200 ppm silver, re-analysis was completed using four-acid digestion with an AA finish.  For samples over 1 kg silver, re-analysis was completed using fire assay with a gravimetric finish. For gold, initial analysis of 30 gram samples was completed using fire assay with an AA finish.  For samples over 10 grams gold, re-analysis of 30 gram samples was completed using fire assay with a gravimetric finish.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of gold and silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and  mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators using the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.   We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.

 “Inferred resources” have a greater amount of uncertainty as to their existence, and greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with Canadian National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, the availability of drill rigs, and the ability to permit, finance and develop a mine on the property.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Silver Standard's Annual Information Form filed with the Canadian securities regulators and both companies' Form 20-F filed with the U.S. Securities and Exchange.  The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein.  The companies expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of the managements on the date the statements are made, and the companies do not assume any obligation to update forward-looking statements if circumstances or managements’ beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

(Source: Silver Standard Resources Inc.)

Esperanza Silver Corporation	Silver Standard Resources Inc.
William Pincus, President and CEO Denver, Colorado Tel: (303) 830 0988 Fax: (303) 830 9098 www.esperanzasilver.com
Robert A. Quartermain, President
Vancouver, B.C.
Tel: (604) 689-3846

Paul LaFontaine, Director, Investor Relations
Vancouver, B.C.
N.A, toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com
www.silverstandard.com

The TSX and the TSX Venture Exchange do not accept
responsibility for the adequacy or accuracy of this news release.

Vein System
Ayelén Vein
BP Zone
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1,000
2,000
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